5422 Washington rd, Kenosha WI 53144 262-977-6500 accountant@smartsolutionscpa.com

CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of NOUSLOGIC HEALTHCARE INC

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated March 31, 2021, with respect to the Balance Sheets of Nouslogic Healthcare INC as of December 31, 2020 and the related Profit & Loss Statement, Statements of Cash flows, and Statement of Shareholders’ Equity for the year then ended, and the related notes to the financial statements.

The above referenced report is a result of my independent audit performed for the year ended December 31, 2020 in which I was independent during the referenced period.

Noman Tahir CPA

Licensed: 065.054304

State of Illinois

March 31, 2021